news release

ArcelorMittal Extends Offer for Baffinland Iron Mines Corporation to January 21, 2011

Toronto, 10 January 2011 (09:00 pm EST) / Luxembourg, 11 January 2011 (03:00 am CET) - ArcelorMittal today announced that it has extended the time for acceptance of its offer (the "Offer") to purchase all of Baffinland Iron Mines Corporation's ("Baffinland") outstanding common shares (the "Common Shares") at a price of C$1.40 in cash per Common Share and all outstanding common share purchase warrants issued pursuant to a warrant indenture dated 31 January 2007 (the "2007 Warrants") at a price of C$0.10 in cash per 2007 Warrant until 11:59 p.m. (Toronto time) on 21 January 2011.

ArcelorMittal will promptly mail a notice of extension of the Offer to Baffinland securityholders. Securityholders who have validly deposited their Common Shares and 2007 Warrants need not take any further action to accept the Offer. Securityholders who have not yet tendered their Common Shares and 2007 Warrants now have an extended period of time to do so in accordance with the terms of the Offer.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates, including non-cash impairment charges, net financial debt and net debt to EBITDA leverage ratio, statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.